

December 22, 2010

Mr. Robert G. Gwin
Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

> **Re:** **Anadarko Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **File No. 1-08968**

Dear Mr. Gwin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director